UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 17 September 2026: Grant and acceptance of share awards by directors, prescribed officers and the Company Secretary of Sasol Limited and directors and the Company Secretary of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 6.77 to 6.85 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to the grant and acceptance of share awards and dealings in securities of Sasol by directors, prescribed officers and the Company Secretary of Sasol Limited and directors and Company Secretary of major subsidiaries.

Grant and acceptance of share awards

The following conditional share awards have been granted and accepted in terms of Sasol's 2022 long-term incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following annual awards made on 15 September 2026 in accordance with the rules of the LTI Plan. The vesting of the awards will be subject to service conditions and the achievement of corporate performance targets (CPTs) approved by the Board.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	15 September 2026
Acceptance date:	15 September 2026
Vesting periods:	a: In respect of the Group Executive awards, 100% of the award is subject to CPTs and vests after 3 years. b: Awards to other directors and the company secretary, 70% of the award is subject to CPTs and vests after 3 years.
Class of securities:	Sasol ordinary shares
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Award (number of shares)	Total value of the transaction (ZAR)[2]
S Baloyi [a]	Sasol Limited: Director	134 693	29 249 932
D L Bengu [b]	Sasol Oil (Pty) Limited: Director	15 158	3 291 711
V Bester [a]	Sasol Limited: Prescribed Officer	44 251	9 609 547
W P Bruns [a]	Sasol Limited: Director	51 597	11 204 805
K Cele [b]	Sasol South Africa Limited: Director	19 279	4 186 628
V D Kahla [a]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	47 849	10 390 889

M R Laxa [b]	Sasol South Africa Limited: Director	15 661	3 400 943
M Loonat [b]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	12 469	2 707 768
A T Makgala [a]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	35 457	7 699 842
D T Mokomela [b]	Sasol South Africa Limited: Director	11 577	2 514 061
D C Moloi [b]	Sasol Oil (Pty) Limited: Director	13 623	2 958 371
M Niemand [b]	Sasol South Africa Limited: Director	14 772	3 207 888
S D Pillay [a]	Sasol Limited: Prescribed Officer	38 351	8 328 303
M Powys [b]	Sasol Oil (Pty) Limited: Director	7 117	1 545 528
P E Sibanyoni [b]	Sasol Oil (Pty) Limited: Director	7 605	1 651 502
S L Siyaya [a]	Sasol Limited: Prescribed Officer Sasol South Africa Limited: Director	32 165	6 984 951
E Viljoen [b]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	10 884	2 363 569

1. Strike price per share is nil. The shares were awarded at R217,16 being the 14 calendar day VWAP preceding the award date.
2. The total transaction value is the price per share multiplied by the number of Sasol ordinary shares awarded.

Award date:	15 September 2026
Acceptance date:	15 September 2026
Vesting periods:	a: In respect of the Group Executive awards, 100% of the award is subject to CPTs and vests after 3 years. b: Awards to other directors and the company secretary, 70% of the award is subject to CPTs and vests after 3 years.
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Award (number of shares)**	**Total value of the transaction (USD)**[2]
A G M Gerber [a]	Sasol Limited: Prescribed Officer Sasol Chemicals USA LLC: Director	48 464	657 656
O H Espinosa[b]	Sasol Chemicals USA LLC: Director	18 736	254 248
C Herrmann [a]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	38 582	523 558
N Stofberg [b]	Sasol Chemicals USA LLC: Director	10 656	144 602

1. Strike price per share is nil. The shares were awarded at US$13,57 being the 14 calendar day VWAP preceding the award date.
2. The total transaction value is the price per share multiplied by the number of Sasol ADRs awarded.

In terms of paragraph 6.83 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

17 September 2026
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 September 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary